UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Hampshire Group, Limited
(Name of Issuer

Common Stock, par value $.10 per share
(Title of Class of Securities)

408859106
(CUSIP Number)

Morgan, Lewis & Bockius LLP 77 West Wacker Drive Chicago, IL 60602 Attention: Andrew L. Weil, Esq. (312) 324-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g) check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240 A 317 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coyer page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 408859106

1	NAME OF REPORTING PERSONS.......................................................................................... Peter W. Woodworth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)  (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		
6	CITIZENSHIP OR PLACE ORGANIZATION..........................................................................		United States
NUMBER OF SHARES	7	SOLE VOTING POWER....................................................................	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER.........................................................................	272,052
EACH REPORTING	9	SOLE DISPOSITIVE POWER......................................................................	0
PERSON WITH	10	SHARED DISPOSITIVE POWER...............................................................	272,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON......................................................................................................		272,052
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES............................................................................................................................................

			
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)..................................		4.3% based on 6,316,665 shares outstanding as of March 1, 2010
14	TYPE OF REPORTING PERSON.................................................................................................		IN

CUSIP NO. 408859106

1	NAME OF REPORTING PERSONS.............................................................................................. Joyce Woodworth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)  (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		
6	CITIZENSHIP OR PLACE ORGANIZATION..........................................................................		United States
NUMBER OF SHARES	7	SOLE VOTING POWER....................................................................	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER.........................................................................	60,929
EACH REPORTING	9	SOLE DISPOSITIVE POWER......................................................................	0
PERSON WITH	10	SHARED DISPOSITIVE POWER...............................................................	60,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON......................................................................................................		60,929
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES............................................................................................................................................

			
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)..................................		1.0% based on 5,316,665 shares outstanding as of March 1, 2010
14	TYPE OF REPORTING PERSON.................................................................................................		IN

CUSIP NO. 408859106

1	NAME OF REPORTING PERSONS........................................................................................................ Loubani L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)  (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		
6	CITIZENSHIP OR PLACE ORGANIZATION..........................................................................		Canada
NUMBER OF SHARES	7	SOLE VOTING POWER....................................................................	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER.........................................................................	131,037
EACH REPORTING	9	SOLE DISPOSITIVE POWER......................................................................	0
PERSON WITH	10	SHARED DISPOSITIVE POWER...............................................................	131,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON......................................................................................................		131,037
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES............................................................................................................................................

			
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)..................................		2.1% based on 6,316,665 shares outstanding as of March 1, 2010
14	TYPE OF REPORTING PERSON.................................................................................................		PN

CUSIP NO. 408859106

1	NAME OF REPORTING PERSONS........................................................................................ Mohammed Loubani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)  (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		
6	CITIZENSHIP OR PLACE ORGANIZATION..........................................................................		Canada
NUMBER OF SHARES	7	SOLE VOTING POWER....................................................................	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER.........................................................................	131,037
EACH REPORTING	9	SOLE DISPOSITIVE POWER......................................................................	0
PERSON WITH	10	SHARED DISPOSITIVE POWER...............................................................	131,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON......................................................................................................		131,037
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES............................................................................................................................................

			
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)..................................		2.1% based on 6,316,665 shares outstanding as of March 1, 2010
14	TYPE OF REPORTING PERSON.................................................................................................		IN

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed by Peter W. Woodworth and Joyce Woodworth, individuals (the “Woodworth Reporting Persons”) and Loubani L.P. and Mohammed Loubani (the “Loubani Reporting Persons”) with the Securities and Exchange Commission on December 15, 2009 (the “Initial Statement”), relating to the common stock, par value $.10 per share (the “Common Stock”), of Hampshire Group, Limited, a Delaware corporation (“Hampshire” or the “Company”).  Items 4 and 5 of the Initial Statement are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

The Reporting Persons have decided to discontinue their efforts to seek a change in the Board of Directors of the Company and accordingly no longer are a “group” for any purpose, including for purposes of the federal securities laws.

Each Reporting Person reserves the right to seek to effect changes to the Board of Directors at another time and by any means, including at a meeting of stockholders.

Item 5. Interest in Securities of the Issuer

The Reporting Persons are no longer a “group” for federal securities law purposes. SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: April 20, 2010	PETER W. WOODWORTH By: /s/ Peter W. Woodworth Peter W. Woodworth

Date: April 20, 2010	JOYCE WOODWORTH By: /s/ Joyce Woodworth Joyce Woodworth

Date: April 20, 2010	LOUBANI L.P. By: /s/ Mohammed Loubani Name: Mohammed Loubani Title: General Partner

Date: April 20, 2010	MOHAMMED LOUBANI By: /s/ Mohammed Loubani Mohammed Loubani